

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2020

Adam Meister
Chief Financial Officer
Talend S.A.
9, rue Pages
Suresnes, France

      Re: Talend S.A.
          Form 10-K for the fiscal year ended December 31, 2018
          Filed February 28, 2019
          File No. 001-37825

Dear Mr. Meister:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology